UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

16951E104

(CUSIP Number)

Jianhui Lai

c/o No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Tel No. (86) 596-2600308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Yudong Zhao

Zhong Lun Law Firm

6/10/11/16/17F, Two IFC, 8 Century Avenue

Pudong New Area, Shanghai

People’s Republic of China

Tel. No. (86) 21-60613666

August 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16951E104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Jianhui Lai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,587,200 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,587,200 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,587,200 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.53%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of April 23, 2021 as set forth in the annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 27, 2021.

CUSIP No. 16951E104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Newrace Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,587,200 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,587,200 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,587,200 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.53%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of April 23, 2021 as set forth in the annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 27, 2021.

CUSIP No. 16951E104	Page 4 of 8 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D/A (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed jointly by Mr. Jianhui Lai and Newrace Limited (“Newrace,” and together with Mr. Lai, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on December 20, 2012 (as subsequently amended by an Amendment No. 1 filed on November 26, 2013 and an Amendment No. 2 filed on July 22, 2014, the “Original Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Zenix Auto International Limited, a company organized under the laws of the British Virgin Islands (the “Company”). The principal executive offices of the Company are located at No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province, People’s Republic of China. Except as specifically amended by this Amendment No. 3, the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Amendment No. 3 is being filed jointly by Mr. Jianhui Lai and Newrace pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(a)-(c), (f) Mr. Jianhui Lai is a citizen of the People’s Republic of China. Mr. Lai is the chairman of the board of directors and chief executive officer of the Company and the director of Newrace. Mr. Lai’s business address is No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province, People’s Republic of China.

Newrace is a British Virgin Islands company controlled by Mr. Jianhui Lai. The principal executive offices of Newrace are located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Newrace are set forth on Schedule A hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), an aggregate amount of approximately US$14,155,380 will be expended in acquiring approximately 62,912,800 Ordinary Shares not currently held by the Reporting Persons (the “Publicly Held Shares”). It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by cash contribution from Mr. Lai and Newrace, and that Reporting that are existing shareholders of the Company will roll over their equity interests in the Company to the Acquisition Vehicle (as defined in Item 4 below).

CUSIP No. 16951E104	Page 5 of 8 Pages

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On August 9, 2021, Newrace submitted a preliminary non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, Newrace proposed to acquire, by itself or through an acquisition vehicle (the “Acquisition Vehicle”) to be formed by Newrace, all of the Publicly Held Shares for US$0.225 per share in cash. Newrace intends to finance the transactions contemplated by the Proposal through its equity and debt financing.

If the transactions contemplated by the Proposal are completed, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act.

The descriptions of the Proposal in this Amendment No. 3 are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit B and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original Schedule 13D is hereby amended and restated as follows:

The responses of Mr. Jianhui Lai and Newrace to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5.

As of the date of this filing, Mr. Jianhui Lai beneficially owns 143,587,200 Ordinary Shares through Newrace, representing approximately 69.53% of the Company’s total issued and outstanding Ordinary Shares.

CUSIP No. 16951E104	Page 6 of 8 Pages

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any share of the Company or has the right to acquire any share of the Company.

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any share of the Company that they may be deemed to beneficially own.

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the shares of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented as follows:

Non-Binding Proposal Letter from Newrace to the Company’s board of directors, dated August 9, 2021

CUSIP No. 16951E104	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2021

JIANHUI LAI
NEWRACE LIMITED

By:	/s/ Jianhui Lai
Name:	Jianhui Lai
Title:	Director

[Signature Page to Schedule 13D/A]

CUSIP No. 16951E104	Page 8 of 8 Pages

SCHEDULE A

Directors and Executive Officers of Newrace Limited

Information regarding the sole director of Newrace Limited is set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Director:

Jianhui Lai	Chairman of the board of directors and chief executive officer of China Zenix Auto International Limited	No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China	People’s Republic of China

Junqiu Gao	Director, deputy chief executive officer and chief sales and marketing officer of China Zenix Auto International Limited	No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China	People’s Republic of China